UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20120001

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Andrew A. Gerber
K&L Gates LLP
andrew.gerber@klgates.com

Re: Bank of America Corporation
Incoming letter dated January 6, 2012

Dear Mr. Gerber:

This is in response to your letters dated January 6, 2012 and February 21, 2012 concerning the shareholder proposal submitted to Bank of America by John Harrington. We also have received a letter on the proponent's behalf dated February 10, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

February 23, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 6, 2012

The proposal requests that the board undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). We note that, in the opinion of your counsel, implementation of the proposal would cause Bank of America to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

K&L|GATES

K&L Gates LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202

T 704.331.7400 www.klgates.com

February 21, 2012

Andrew A. Gerber
D 704.331.7416
F 704.353.3116
andrew.gerber@klgates.com

VIA E-MAIL
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

By letter dated January 6, 2012 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by John C. Harrington (the "Proponent") from its proxy materials for the Corporation's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") for the reasons set forth therein. In response to the Initial Letter, the Proponent submitted a letter (the "Proponent Letter") dated February 10, 2012 to the Division indicating its view that the Proposal may not be omitted from the proxy materials for the 2012 Annual Meeting. The Proponent Letter is attached hereto as **Exhibit A**.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2012 Annual Meeting. This letter is intended to supplement, but does not replace, the Initial Letter. While we believe the arguments set forth in the Initial Letter meet the necessary burden of proof to support the exclusion of the Proposal as provided therein, the Corporation would like to address the matters raised in the Proponent Letter. The discussion of the proper application of Delaware law to the Proposal contained below was provided by Richards, Layton & Finger, P.A., Delaware counsel to the Corporation. A copy of this letter is also being sent to the Proponent and his counsel.

DISCUSSION

The Proponent has Failed to Provide a Counter Legal Opinion Regarding the Impact of Delaware Law on the Proposal, and No Evidence Exists that the Proponent's Counsel is Barred in Delaware or is Otherwise an Expert on Delaware Law.

In the Initial Letter, the Corporation's Delaware counsel, Richards, Layton and Finger, P.A. ("RLF"), provided a legal opinion (the "RLF Opinion") regarding Delaware law and its application to the Proposal. In its opinion, and as summarized in the Initial Letter, RLF found the Proposal, if adopted, would cause the Corporation to violate Sections 145 and 141(a) of the Delaware General Corporation Law (the "DGCL"). The Proponent's legal counsel, on the other hand, offers no legal opinion (as contemplated under Rule 14a-8) to support his lengthy six-page interpretation of Delaware law, to counter the RLF Opinion or to otherwise call into question the validity or reliability of the RLF Opinion.

Finally, we believe that RLF is one of the premier law firms in the State of Delaware regularly providing legal opinions under Delaware law to the Division. Unlike RLF, the Proponent's counsel provides no evidence that he is barred to practice law in the State of Delaware, thereby having special familiarity with Delaware law, or that he is otherwise an expert in Delaware law.

The Proposal May be Excluded in Reliance on Rule 14a-8(i)(2) as It Would, if Implemented, Cause the Corporation to Violate Delaware Law.

The Proponent suggests that the Proposal is permissible under Delaware law by relying on *Frantz Manufacturing Co. v. EAC Industries*. 501 A.2d 401 (Del. 1985). The Proposal, however, extends far beyond any bylaw or policy sanctioned by the Delaware courts, including the bylaw at issue in the *Frantz* case. In that case, the proposed bylaw amendment required directors to obtain stockholder approval before providing indemnification to its directors, officers and employees. *Id.* at 405. The Delaware Supreme Court upheld the bylaw amendment without providing any substantive analysis. The *Frantz* bylaw amendment differs from the Proposal because the *Frantz* bylaw amendment permits indemnification with the approval of the stockholders, while the Proposal prohibits director indemnification that is not mandated by Delaware law even if approved by stockholders.

Moreover, based on the reasoning of a more recent Delaware Supreme Court case (which found that a company's board cannot adopt an internal governance provision that limits its, and future board's, ability to take actions that the directors believe will advance the company's best interests), it is unlikely that the *Frantz* bylaw amendment would be upheld if challenged today. *See, CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239-40 (Del. 2008). In *CA, Inc.*, the Delaware Supreme Court addressed questions certified to it by the Securities and Exchange Commission regarding a stockholder proposed bylaw that mandated that the board of directors reimburse stockholders for their expenses in running proxy contests to elect a minority of the members of the board of directors. *Id.* at 230-31. In determining whether the proposed bylaw, if adopted, would cause the company to violate any Delaware law to which it was subject, the Court began its analysis by considering whether there were any possible circumstances under which a board might be required to act in a way that would breach its fiduciary duties if it complied with the proposed bylaw. *Id.* at 238. The Court found that the proposed bylaw would violate the prohibition derived from Section 141(a) of the DGCL[1] against internal governance contractual arrangements, whether through amendment to the bylaws or other board action, that commit the current and future boards to a course of action that would preclude the directors from fully discharging their fiduciary duties to the company and its stockholders. *Id.*; *see also Quickturn Design Sys., Inc.*, 721 A.2d at 1281 (invalidating a provision of a rights plan that, under certain circumstances, would have prevented newly-elected directors from redeeming a rights plan for a six-month period). More specifically, the Court found that the proposed bylaw at issue in *CA, Inc.* would prevent the company's directors from exercising their full managerial power under Section 141(a) in circumstances where their fiduciary duties would otherwise require them to deny reimbursement of expenses for running a proxy contest to a dissident slate. *Id.* at 239. Because there was at least one hypothetical situation under which the board would breach its fiduciary duties if it complied with the bylaw, the bylaw was found to violate Delaware law. *Id.* at 239-40.

Similarly, the Proposal requests the adoption of a bylaw amendment that, if implemented, would limit the ability of the Corporation's board of directors (the "Board") to take actions that it believes will advance the Corporation's best interests in violation of Section 141(a) of the DGCL. The Proposal would eliminate the power of the Corporation's current and future directors to grant permissive indemnification where it is not mandated by law, even in situations where the requisite standard of conduct has been met and where the directors believe that such indemnification would be in the best interests of the Corporation. As in *CA, Inc.*, because there is at least a hypothetical situation under which the Board would breach its fiduciary duties if it complied with the bylaw, the Proposal would violate Delaware law.

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[1] Pursuant to Section 141(a) of the DGCL, "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 *Del. C.* § 141(a).

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates to the Corporation's Ordinary Business Operations.

The Proponent bases a substantial portion of his argument that the Proposal is not excludable under Rule 14a-8(i)(7) upon *CAPTEC Net Lease Realty* (June 15, 2000) ("*CapTec*"). The Proponent argues that "CAPTEC Net Lease Realty argued and, failed to persuade staff, that the decision to purchase liability insurance and to indemnify is a matter committed to the discretion of the Board of Directors" – or, in other words, a matter of ordinary business. While the company in *CapTec* did make an ordinary business assertion, it ***did not,*** as the Proponent states, provide arguments in support of its Rule 14a-8(i)(7) claim. The entirety of the company's ordinary business argument in *CapTec* consisted of less than a sentence – ". . . (ii) the [p]roposal, although submitted as an amendment to the Bylaws, deals with, and attempts to regulate a matter relating to, the [c]ompany's ordinary business operations and is excludable pursuant to Exchange Act Rule 14a-8(i)(7)." Unlike the Corporation, which discussed the ordinary business nature of the Proposal at length in the Initial Letter, the company in *CapTec* provided no support or other discussion of why the proposal was excludable under Rule 14a-8(i)(7). It is therefore not surprising that the company in *CapTec* lost its ordinary business argument; the company clearly did not meet its burden of persuasion under Rule 14a-8(i)(7). Further, as the company in *CapTec* failed to expound upon its ordinary business argument, the *CapTec* no action letter does not serve as relevant or valuable precedent for the current Proposal's validity under Rule 14a-8(i)(7).

Further, the Proponent offers no evidence, aside from his personal view, that the Proposal relates to an overriding social policy issue. The Proponent fails to reference any news media reports or other public debate forums for the issue of director and officer indemnification or, in particular, the stripping away all of a public company's permissive (non-mandatory) indemnification protections. There is simply no ongoing public debate, widespread or otherwise, regarding the decision of a public company to provide indemnification to its directors or, if provided, the level at which such indemnification is provided.

The Proponent states that indemnification "is one possible policy response worthy of consideration," acknowledging that indemnification is not currently an issue of public debate but one that he believes is "worthy" of debate and one that may develop as a hot topic in the future. A topic that could become an area of public interest in the future, or is an area that the Proponent believes that the public should be discussing, does not make it a subject of significant public policy under Division precedent.

As discussed in the Initial Letter, indemnification is a standard protection expected by directors and required in certain instances under Delaware law. In addition, the decisions surrounding the appropriate level of indemnification are best left to the board of directors. This is especially true given that the terms and conditions of indemnification are complex and require significant expertise. Neither the Proponent nor stockholders at large are in the best position to determine these issues.

The Proposal Questions the Competence, Business Judgment or Character of the Directors and May Be Excluded Pursuant to Rule 14a-8(i)(8).

The Initial Letter set forth ample precedent to indicate that while the Proposal appears to be facially neutral it is excludable under Rule 14a-8(i)(8) because, when read together with the supporting statement, it clearly questions the competence, business judgment or character of one or more nominees or directors. The Proposal and supporting statement clearly campaign against the current directors by questioning their business judgment, job performance and competence in addition to their suitability to serve on the Corporation's Board. The Proponent's statements, as set forth in bullet points in the Initial Letter, attempt to set forth the Proponent's case on why he personally believes the Board is not up to the task of leading the Corporation.

The Proponent's counsel also argues a new requirement that must exist to exclude a proposal under Rule 14a-8. The Proponent's counsel argues that the Proposal and its supporting statement must ***specifically name directors*** to be excludable under Rule 14a-8(i)(8). However, this requirement is found nowhere in Rule 14a-8 or the Division's interpretations thereunder. A proposal and supporting statement that disparages an entire board of directors and/or its committees, as the Proposal does, would certainly be excludable under Rule 14a-8(i)(8). We do not believe that a reading of the statements in the Proposal and supporting statement (as set forth in bullet points in the Initial Letter) can be reasonably viewed as anything short of a campaign against the current directors, whether identified by name or not, by questioning their business judgment, job performance and competence in addition to their suitability to serve on the Board.

The Proposal Impugns the Character of the Corporation's Board, in Violation of Rule 14a-9, 14a-5 and 14a-8(i)(3).

The Proponent claims that the Proposal "does not campaign against board members or call for their ouster." While the Proponent may not directly call for the current Board's removal, his claim rings false given the express statements made in the supporting statement that deride the Corporation's Board. In direct contrast to his claim that the Proposal does not concern "the competence, business judgment or character" of directors, the first paragraph of the supporting statement asserts that that the Corporation's directors are involved in "some illicit or illegal activities that may violate their duties as fiduciaries." The third paragraph of the supporting statement directly questions the business sense of the Corporation's Board and their ability to take appropriate actions. Numerous other impugning statements are found throughout the supporting statement, all of which are outlined in the Initial Letter.

The Proponent also argues that that Rule 14a-8(i)(3), 14a-5 and 14a-9 are inapplicable so long as he does not name particular directors. To support this assertion, he references a series of no action letters where a proponent named specific directors in its proposal and/or supporting statement. However, proxy rules and Division precedent do not require that a director or series of directors be specifically named in order for Rule 14a-8(i)(3) to apply. Rule 14a-9 states that a proxy statement shall not contain "any statement which, at the time and in the light of circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." Given the numerous statements that specifically speak to the character and business judgment of the Corporation's Board, the Proposal may be excluded under Rule 14a-8(i)(3).

In addition, the Proponent claims that his portrayal of Delaware indemnification law is not misleading, a claim with which we disagree. According to the Proponent, the "plain language of the Delaware statute leaves openings for indemnification of directors, even in illegal or criminal acts that may have been breaches of the director's fiduciary duties." This is an incorrect statement of Delaware law and a misinterpretation of the plain language of Section 145 of the DGCL. The plain language of Section 145 expressly prohibits a corporation from indemnifying a corporate official who was not successful in the underlying proceeding and has acted in bad faith. 8 *Del. C.* § 145 (a)-(c); *see also Hermelin v. K-V Pharmaceutical Co.*, 2012 WL 395826, at *1 (Del. Ch. Feb. 7, 2012) (finding that Section 145 sets the boundaries on a corporation's ability to grant indemnification by requiring "a corporation to indemnify a person who was made a party to the proceeding by reason of his service to the corporation and has achieved success on the merits or otherwise in that proceeding" and prohibiting "a corporation from indemnifying a corporate official who was not successful in the underlying proceeding and has acted, essentially, in bad faith"). More specifically, indemnification pursuant to Section 145 is permitted only if the director or officer is successful in defending the underlying proceeding or if there has been a determination that the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, a corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. 8 *Del. C.* § 145(a)-(c). Even more stringent rules apply in the case of actions by or in the right of a corporation (*i.e.* derivative claims where no indemnification is permitted "in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the . . . court shall deem proper"). 8 *Del. C.* § 145(b).

Furthermore, the Proponent's unsupported contention that the Board's determination as to whether a corporate official acted in good faith or had no reasonable cause to believe that his conduct was unlawful would produce "a spirit of generous indemnification" among directors also suggests a misunderstanding of Delaware law. Under Delaware law, a board's decision to award indemnification, including the determination as to whether a corporate official acted in good faith or had no reasonable cause to believe that his conduct was unlawful, is subject to the directors' fiduciary duties to the corporation and all of its stockholders. Therefore, the decision to grant indemnification can itself be subject to judicial review to determine if that decision is a breach of the directors' fiduciary duties. *See, e.g., Havens v. Attar,* 1997 WL 55957, at *13-14 (Del. Ch. Jan. 30, 1997) (holding that entire fairness standard applied to a board's decision to award advancement).

****

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2012 Annual Meeting. Based on the Corporation's timetable for the 2012 Annual Meeting, a prompt response from the Division would be greatly appreciated.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-331-7416 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Andrew A. Gerber

Andrew A. Gerber

cc: John C. Harrington
Sanford J. Lewis, Attorney
Craig T. Beazer

K&L|GATES

EXHIBIT A

See attached

SANFORD J. LEWIS, ATTORNEY

February 10, 2012

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Regarding Board Review and Policy Changes on Board Member Indemnification Submitted by John C. Harrington

Ladies and Gentlemen:
John C. Harrington (the "Proponent") is the beneficial owner of common stock of Bank of America (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 6, 2012, sent to the Securities and Exchange Commission Staff by Andrew Gerber, K & L Gates LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2012 proxy statement by virtue of Rule 14a-8(i)(2), Rule 14a-8(i)(1), Rule 14a-8(i)(7), Rule 14a-8(i)(8), and Rule 14a-8(i)(3).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2012 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Andrew A. Gerber.

SUMMARY

The resolve clause of the proposal states: "Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership and contract."

The Company first asserts that the Proposal may be excluded pursuant to Rule 14a-8(i)(8) because he questions the competence, business judgment or character of one or more nominees or directors and thus relates to director elections. The Proposal does not cast aspersions on individual Board members' integrity or competence in a

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

manner that has led to the exclusion of other proposals. In contrast to precedents allowing exclusion under Rule 14a-8(i)(8), the Proposal does not name or question the judgment of particular directors, but instead raises general concerns about the management and oversight of the company, as is appropriate in a proposal that seeks to alter accountability mechanisms.

Next, the company asserts that under Rule 14a-8(i)(7) the proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." In light of the financial crisis, and allegations of executive and board misdeeds at Bank of America, the accountability and accordingly the extent of indemnification of board members is a highly significant social policy and corporate governance issue, transcending ordinary business.

The Company's current policies as implemented through the bylaws require fact-finding by the board on the indemnification of other board members. It would be reasonable for shareholders to conclude that this is a systemic conflict of interest. It is a "you scratch, my back I scratch yours," environment. For the board members themselves to determine the degree to which others among them will be indemnified is an extreme of corporate insider politics and absence of accountability. Thus, this is a natural area for shareholder intervention, to provide guidance to the board on how the shareholders want the corporate power of indemnification to be exercised.

The Proposal is neither vague nor misleading, but is very clear in asking the Board to undertake a review and develop policies and bylaws amendments to alter and to the extent allowed by law, minimize, indemnification of board members. The Company's assertion that the proposal is misleading in asserting that criminality might be the indemnified is mistaken, as the plain language of the statute and various laws demonstrate that there are many plausible circumstances in which board member indemnification might occur, even in the face of criminal convictions or no contest pleas. Of particular importance is the reality that a conviction in the criminal courts would be made by a different finder of fact (a judge or jury), rather than the board members who would rule on whether a fellow board member qualified for indemnification. And as noted above, the Proposal does not impugn individual board members in a manner that would lead to exclusion.

Finally, the Company asserts that it may exclude the Proposal on state law grounds pursuant to Rule 14a-8(i)(2), (proposal would cause it to violate the laws of Delaware) and Rule 14a-8(i)(1) (not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.) Both of these arguments turn on an assumption that the proposal asks the Board to eliminate potential indemnification of directors, even in contexts in which the Company's counsel asserts that such denial would violate the Delaware Gen. laws. However, the Proposal clearly states that any policies adopted by the Board should only minimize indemnification to the extent permissible under Delaware laws. Therefore, the opinions of counsel are more properly be utilized by the Board in implementing the proposal, than by the Staff in allowing the proposal to be excluded.

In particular, according to the Company's legal analysis, under Delaware law the Board cannot eliminate indemnification in contexts where the fiduciary judgment of the Board would result in a finding that it is in the interests of the corporation to indemnify. This would include, for instance, instances where indemnification would help to resolve litigation, or where it may be necessary in order to attract board members. The plain language of the proposal makes it clear in light of such opinion that the policies and bylaw changes adopted by the board could not rule out such a circumstance, since that would violate state law, exceeding the "extent permissible under the General Corporation Law of the State of Delaware and other applicable laws." The intent of the proposal is to move from current corporate policies which MAXIMIZE indemnification to the extent permissible under Delaware law, to an approach which MINIMIZES such indemnification within the bounds of Delaware law requirements. The Proposal does not specify, as the Company seems to imply, that the Board must minimize indemnification to the extent permissible under Del. Code Ann. tit. 8, Section 145, but rather under **all** Delaware Gen. laws, which clearly includes and encompasses all Delaware law requirements.

In addition, the subject matter of the proposal, modifying the indemnification of board members, has been previously found by Delaware courts to be a permissible subject matter of a shareholder's bylaw amendment. *Frantz Manufacturing Company v. EAC Industries*, 301 A 2d 401 (Del. 1985). The Company and its Delaware counsel have failed to provide any applicable citation to negate this prior state law precedent, but instead have speculated that prior precedent would be overruled if it came before the courts again.

ANALYSIS

I. BACKGROUND: DELAWARE LAW INCLUDES DISCRETIONARY AND MANDATORY CATEGORIES OF BOARD MEMBER INDEMNIFICATION

Delaware law empowers corporations to indemnify board members and employees in certain circumstances. There are a few circumstances in which indemnification is mandatory under Delaware law, and an array of discretionary circumstances which are circumscribed by criteria prohibiting indemnification if certain behavior and knowledge standards are violated.

Within the range of *discretionary* indemnification circumstances, where the corporation is authorized but not required to indemnify board members, it is possible for a corporation to establish a policy to provide more or less indemnification of its board members and employees. The current practice of many companies, including Bank of America, is to ***maximize*** indemnification to the full extent permitted by Delaware law. But this is not an inevitable outcome; it represents current practice, and the present proposal suggests another practice, namely to minimize indemnification so as to only provide indemnification where it is legally necessary. Criteria for legal necessity would include any criteria identified by corporate counsel as required under Delaware law.

The following excerpt from the Delaware Journal of Corporate Law, INDEMNIFICATION IN DELAWARE: BALANCING POLICY GOALS AND LIABILITIES Karl E. Stauss, 29 Del J. Corp. L. 143, provides a good overview of the law of indemnification in Delaware.

> In 1986 the Delaware legislature provided a means for corporations to limit the substantive exposure of their directors to liability[1] and strengthened a corporation's ability to indemnify its officers and directors for litigation expenses and, in some instances, judgments.[2] "Section 145 remains the primary means of protecting directors against personal exposure to liability because of their service to the corporation."[3]
> Section 145 is both permissive and mandatory in its application to corporations. The statute empowers corporations to indemnify their present or former officers, directors, employees, and agents, as well as persons serving in such capacities in other entities at the request of the corporation.[4]Under certain circumstances, the statute mandates indemnification.[5]
>
> Subsections (a) and (b) define the extent of indemnification and the scope of its availability. Subsection (b) is applicable to indemnification claims arising out of actions brought by the corporation itself, by its receivers, trustees, or custodians, or by stockholders derivatively on its behalf.[6] Subsection (a) is applicable to indemnification claims arising out of other actions, suits, and proceedings, whether civil, criminal, administrative, or investigative.[7]"The ability of directors to claim indemnity may be significantly affected by the form of the action."[8]
>
> The permissive nature of Section 145 means that corporations do not have to include any type of indemnification to anyone, except as described in subsection (c). Yet, "virtually every public corporation has implemented [some form of indemnification] in order to provide assurances to its officers and directors that they will have the absolute right to claim indemnification from the corporation when entitled to it."[9]
>
> Indemnification clauses are typically inserted into corporate bylaws, corporate charters, individual employment contracts, and insurance agreements. Indemnification clauses vary in scope and coverage, sometimes providing different coverage for officers and directors than for employees and agents a combination of protections may be utilized. The benefits of a mandatory indemnification provision include (1) avoiding self-interest that may result in an

[1] See Del. Code Ann. tit. 8, § 102(b)(7) (2002) and related discussion herein.
[2] See Del. Code Ann. tit. 8,§ 145 (2002) and related discussion herein.
[3] David A. Drexler et al., Delaware Corporation Law and Practice ß 6.02[7] (2002) at 16-2.
[4] Id. at 16-3.
[5] Del. Code Ann. tit. 8,§ 145(c) (2002) mandates indemnification for present or former directors or officers who are successful on the merits or otherwise in defense of the matter giving rise to indemnification.
[6] Drexler at 16-3.
[7] Id.
[8] Id.
[9] Marcy Gordon, SEC Accuses Four Ex-Merrill Officials of Abetting Enron, Phila. Inquirer, Mar. 18, 2003, at E10.

after-the-fact, ad hoc approach, and (2) avoiding the problem of having an unfriendly board make decisions, either due to a change of control or due to personal differences.
* * *
Indemnification is contractual in nature and therefore involves many aspects of contract law,[10] particularly interpretation of contract language. [11]

* * *

3. Eligible Expenses. As mentioned, the ability of directors to claim indemnity may be significantly affected by the nature of the action. For example, Section 145(b) provides that the corporation may indemnify only for "expenses (including attorneys' fees) actually and reasonably incurred . . . in connection with the defense or settlement . . . if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation." [12]Section 145(b), however, prohibits indemnification "made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation," unless the court determines that such person is fairly and reasonably entitled to indemnification. [13]"The corporation may not indemnify under Section 145(b) for any amounts paid to it by way of satisfaction of a judgment or in settlement."
Under Section 145(a) [for suits other than shareholder derivative actions] the statute provides that the corporation may indemnify for:

> expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.[14]

***

5. Mandatory Indemnification Section 145(c) provides mandatory indemnification for former directors or officers[15] who are successful on the merits or otherwise in a defensive action under subsections (a) and (b). [16] The "or otherwise" language permits the use of technical defenses,

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[10] See *Stifel Fin. Corp. v. Cochran*, 809 A.2d 555, 559 (Del. 2002) (stating that "because indemnification is a right conferred by contract, under statutory auspice, actions seeking indemnification are subject to the three year limitations period").

[11] *Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 342-43 (Del. 1983) (stating that "analysis starts with the principle that the rules which are used to interpret statutes, contracts, and other written instruments are applicable when construing corporate charters and bylaws").

[12] Del. Code Ann. tit. 8, ß 145(b) (2002).

[13] Del. Code Ann. tit. 8, § 145(b) (2002).

[14] Del. Code Ann. tit. 8, § 145(a) (2002).

[15] Until amendment in 1997, the right to mandatory indemnification extended to non- officer employees and agents. Now, indemnification of such persons is discretionary and may be dealt with on a non-board level. Id. ß 16.02[3][c] n.15.

[16] See Section 145(c) which states that: [t]o the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Del. Code Ann. tit. 8, §145(c) (2002).

> such as a statute of limitations, without losing the right to indemnification. **In seeking indemnification for the successful defense of a criminal action under Section 145(c), a person is not required to show that he committed no actual wrong[17] or even that he acted in "good faith."[18] Therefore, it is plausible that an officer or director may be indemnified for a successful defense in a criminal action and subsequently be held liable for a breach of loyalty or bad faith in a civil action. This will result in the payment of legal fees in the criminal action for a disloyal officer or director.**
>
> Dismissed counts or any result other than a conviction in criminal actions are considered a success for mandatory indemnification purposes.[19] Claimants are also entitled to partial indemnification if successful on a count of an indictment, which is an independent criminal charge, even if unsuccessful on another, related count. [20] [emphasis added]

II. THE PROPOSAL, BY ITS PLAIN LANGUAGE, WOULD NOT CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

Much is made in the Company's letter and that of its Delaware counsel of the idea that the Proposal would force the Board of Directors to violate Delaware law. It is difficult to see how this would happen, since the Proposal expressly states that when the board modifies its indemnification policy and bylaws it should only minimize indemnification to the extent permissible by law. The Company and its Delaware counsel assert that the Proposal would deprive the Board of the tool of indemnification when it is in the board's fiduciary judgment to be in the interests of the Corporation to indemnify. However, taking counsel's opinion on face value that Delaware courts interpreting the Delaware Gen. laws do not allow the board to restrict decisions upon which they may find a fiduciary rationale to act in the interests of the Corporation, this limitation is inherent in the Proposal.

The current policy of the Company is to maximize indemnification–to provide it regardless of whether it may be in the interest of the corporation to do so–subject only to the limitations provided in the Delaware Gen. laws. By contrast, if the board were to implement the proposal's request, it would need to review this indemnification policy and come up with a new policy that would minimize indemnification except in those instances required by law. As counsel has noted, under Delaware law this would include some form of vehicle for providing indemnification in those instances where the board has found a compelling corporate interest to do so. The Proponent has not taken on himself to presuppose the entire outcome of the review, but rather is asking the board to undertake and implement this analysis.

---

17 Gordon et al., note 38, at 16-3. at 6-10 (citing *Green v. Westcap Corp. of Del.*, 492 A.2d 260 (Del. Super. Ct. 1985)). "The court found that a prospective indemnitee could recover for expenses incurred in the successful defense of a criminal action, even though a civil action based on the same activities brought by the corporation against him remained pending." Id. at 16.02[3][c] n.17.
18 Id. ß 6.02[3][c], at 16-10 (citing *Cochran v. Stifel Fin. Corp.*, No. 17,350, 2000 Del. Ch. LEXIS 179, at *35-*36 (Del. Ch. Dec. 13, 2000), reprinted in 27 Del. J. Corp. L. 639, 655 (2002)).
19 *Merritt-Chapman & Scott Corp. v. Wolfson*, 321 A.2d 138, 141 (Del. Super. Ct. 1974).
20 Id.

The present proposal is akin to the previously allowed proposal in CAPTEC Net Lease Realty (June 15, 2000), seeking amendment of the bylaws to broadly withdraw indemnification of board members as well as insurance, where the staff found the state law objections, Rule 14a-8(i)(2) as well as Rule 14a-8(i)(6) to be inapplicable. See additional discussion below.

In contrast, the present proposal is unlike the proposal found excludable on a state law basis, Rule 14a-8(i)(2), in Farmer Brothers Company (September 29, 2006) where the proposal stated:

> RESOLVED, that in relation to any threatened, pending or completed action, suit or proceeding of the Securities and Exchange Commission ("SEC"), whether civil, criminal, administrative or investigative, concerning the failure of Farmer Bros. Co. (the "Company") to register and otherwise comply with the Investment Company Act of 1940 ("ICA"), and based on the Company's public record of deliberately rejecting actions to comply with the ICA since August 2002, the Company's stockholders have determined pursuant to Delaware General Corporation Law ("DGCL") Section 145(d)(4) that the Company's current directors have NOT met the applicable standard of conduct for indemnification established in DGCL 145(a), requiring that a director must have acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful."

In contrast to the present proposal which ask the board to establish a framework in which indemnification would be minimized, this resolution attempted to prejudge findings of fact to negate potential indemnification, which was inconsistent with state law. The challenged proposal would also have resulted in a breach of contract with the board members, by negating their existing contractual rights to indemnification. As such it would have required the Corporation to violate state law.

By contrast, the present proposal is carefully drawn to retain the board's fact-finding capabilities (for example, retaining fact-finding leading to indemnification in the mandatory indemnification categories) and is effective only upon renewal of directors' contracts and for prospective occurrences.

III. THE PROPOSAL IS A PROPER SUBJECT FOR SHAREHOLDER ACTION UNDER DELAWARE LAW.

Contrary to the assertion of the Company that the Proposal is not an appropriate subject matter for shareholder action under Delaware law, prior Delaware judicial

precedent has found that a shareholder's bylaw amendment altering indemnification conditions was permissible.

The subject matter of the proposal, modifying the indemnification of board members, has been previously found by the Delaware courts to be a permissible subject matter of a shareholder's bylaw amendment. *Frantz Manufacturing Company v. EAC Industries*, 301 A 2d 401 (Del. 1985). In that case the shareholder made changes to the bylaws of the company, which included stockholder approval for indemnification of directors. Notably, this requirement for stockholder approval of indemnifications deviates from and imposes an additional constraint on board member indemnification. If the viewpoint of the Company were an accurate statement of law, then no constraints could be placed on indemnification by the shareholders, but this case makes it plain that such constraints are possible and permissible. The requirement for shareholder approval of indemnification is a much more severe and specific constraint, than the request for board review of indemnification policies and adoption of appropriate indemnity minimization policies of the current proposal.

The Company and its Delaware counsel have failed to provide any applicable citation to negate this specific state law precedent, but instead have rested their argument upon speculation that prior precedent would be overruled if it came before the courts again. This is an overreach on their part. The Company has not met its burden of proof in showing either that the resolution would cause it to violate Delaware law or that it is an inappropriate subject matter.

IV. THE PROPOSAL IS NOT EXCLUDABLE UNDER THE ORDINARY BUSINESS RULE.

Next the company asserts that the resolution relates to the Company's ordinary business operations. However, Staff precedent supports the current proposal as nonexcludable, and not an impermissible intrusion on the Company's ordinary business.

The proposal relates to major public policy issues facing the company.
Bank of America has been at the center of the financial crisis that has devastated our economy. The role and responsibilities of the board in the errors, mistakes and business practices that brought the economy down has yet to be sorted out, but increasing the accountability of the board, including the degree to which Board members are personally accountable for wrongdoing and neglect, is one possible policy response worthy of consideration.

Among the areas where scrutiny of the board may be appropriate are the role of the corporation in subprime lending, the involvement of the corporation in derivatives, lack of sufficient oversight of risk-taking and many other interlocking issues which could have been under closer board scrutiny.

As the supporting statement of the proposal states:

> The proponent is convinced that Bank of America's policy of maximum indemnification of directors -- even with respect to some illicit or illegal activities that may violate their duties as fiduciaries -- provides excessive shelter of directors.
>
> In 2010, San Jose, CA announced that it had diverted roughly $1 billion away from Bank of America. That move has been followed by many others. [moveyourmoneyproject.org/success-stories] Considering that our bank has been accused by the U.S. government of systematically **defrauding schools, hospitals, and dozens of state and local governments** over the course of many years, [*Washington Post,* 12/8/10] it should come as no surprise that we are losing important accounts in a very public way.
>
> The FDIC is objecting to our company's decision to move risky derivatives from a Merrill Lynch unit to a subsidiary "flush with insured deposits." Why don't our directors seem inclined to question the propriety of this move? Our bank "doesn't believe regulatory approval is needed."[*Bloomberg,* 10/18/11] Considering our company's credit was downgraded in October, and 3 years ago we accepted more than $91 billion in taxpayer funds, the proponent questions whether our executives are in the position to dispute the FDIC's judgment. [*Business Insider*, 8/22/11]
>
> Instead of investing TARP funds in American families by implementing mortgage modification programs, our managers continued paying themselves outrageous sums. In 2010, our CEO earned roughly $10 million in compensation. Our directors approved that compensation package.
>
> A multi-billion dollar settlement resulting from the imprudent and hurried purchase of Countrywide Financial will wipe out a significant portion of our profits this year. [*New York Times*, 6/29/11]
>
> The proponent does not trust that our balance sheet is as strong as our executives claim. The proponent believes that directors are not exercising adequate oversight.

Resolutions to alter board indemnification have been found in Staff precedent to transcend excludable ordinary business.

When it comes to eliminating indemnification, the present proposal is significantly less restrictive of board discretion in the operation of the business than a prior proposal found nonexcludable by the staff in CAPTEC Net Lease Realty (June 15, 2000). That proposal requested among other things "that all clauses tending to indemnify officers, directors, or employees be eliminated from the by-laws."

The proposal in that case was found to be not excludable despite the company's assertions of ordinary business, inconsistency with state law, as well as vagueness. The complete resolved clause of the proposal stated:

> RESOLVED: The company's by-laws be amended to prohibit the direct or indirect use of the funds of the company or its affiliates to purchase or maintain insurance intended to secure the company's officers or directors or employees against liability for errors, omissions, breaches of fiduciary duty, and, in general, torts relating to their conduct of the company's business; and that all clauses tending to indemnify officers, directors, or employees be eliminated from the by-laws.

CAPTEC Net Lease Realty argued and, failed to persuade staff, that the decision to purchase liability insurance and to indemnify is a matter committed to the discretion of the Board of Directors. The Company also attempted to argue that implementation of the proposal would require it to retroactively revoke indemnification of the directors, however nothing in the language of the proposal would have required it to do so.

The present proposal is unlike that in Philip Morris Company (February 22, 1999) requesting that the Board of Directors create a policy that no company representative convicted of lying under oath or found guilty of fraud regarding the company's operations or products that may be injurious to people's health be indemnified **and that such representatives be terminated without pay.** There the staff found the proposal could be omitted from the proxy as ordinary business. This proposal crossed the ordinary business line in several regards e.g., directing decisions on management, including hiring and firing, of staff at all levels.

The Proposal does not interfere with specific managerial prerogatives and duties.
The Company's letter asserts that the Proposal would interfere with the manner in which the company attracts and retains directors, the manner in which directors perform their duties, and the company's litigation strategies. However, by the company's own legal opinion, Delaware law would prevent the minimization policy developed by the Board from interfering with the Board's ability to make decisions in the interests of the Corporation. Therefore, whatever policy is adopted by the Board in response to this Proposal, it would not interfere with these fiduciary obligations of the board.

Finally, it should be noted that the Proposal does not micromanage the board or management of the Company, but rather requests action at a policy level that is appropriate for shareholder involvement.

V. THE PROPOSAL IS NEITHER VAGUE NOR MISLEADING AND DOES NOT IMPERMISSIBLY RELATE TO AN ELECTION.

At various places in the Company's letter, it asserts that the Proposal impugns the directors or is inaccurate or misleading.

The Proposal does not impugn directors in a manner that would render it excludable under Rule 14a-8(i)(8), Rule 14a-8(i)(3), or Rule 14a-9.

The Proposal is not excludable under Rule 14a-8(i)(8). Although it does suggest that greater oversight and accountability of the board is appropriate, it does not campaign against board members or call for their ouster. Although the proposal seeks greater accountability for board members at a company that has been entrenched in serious controversy as a result of the financial crisis and its role therein, the present Proposal is unlike the proposals found to be excludable due to assertions regarding the competence, business judgment and character of specific directors. For instance, in the excludable proposals in ES Bancshares, Inc. (February 2, 2011), Rite Aid (April 1, 2011), General Electric (January 29, 2009) and Marriott International, Inc. (March 12, 2010) the proposals advanced assertions of specific negligent actions or conflicts of particular ***named*** directors. In contrast, the present Proposal generally describes issues and concerns of oversight and management that would be apparent to any observer reading news of the recent events affecting and involving the Company, and for which it is appropriate for a concerned shareholder to raise in the course of advocacy for appropriate accountability mechanisms.

Even naming directors and their leadership and accountability style does not rise to excludability under Rule 14a-8(i)(8) if the assertions are principally factual or in support of the arguments for the issue at hand, e.g. separation of Board Chair and Executive position in Excel Energy (March 12, 2007). Similarly in the present matter, the question of maximized indemnification of Board members is an appropriate topic and merits advocacy and questions raised in general on the Board's role in oversight heading off recent crises.

The Proposal accurately portrays Delaware law on indemnification of directors on illegal and criminal acts, and is not misleading.

However, the plain language of the Delaware statute leaves openings for indemnification of directors, even in illegal or criminal acts that may have been breaches of the directors fiduciary duties. The current by-laws do in fact allow for indemnification of directors for criminal conduct. The by-laws apply 8 Del. C. § 145 under which indemnification is permitted only if a director is successful in defending the underlying proceeding brought against him or her ***or*** if there has been a determination that the director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.

8 Del. C. § 145(z) further states that:

> "termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful." 8 Del. C. § 145(a).

Thus it is evident from reading the statute that a director may be found criminally liable by a court of law and yet still obtain indemnification if he or she were found to have acted "in good faith," "in a manner reasonably believed to be in or not opposed to the best interests of the corporation," and did not have "reasonable cause to believe that the person's conduct was unlawful." Because there are a growing number of contexts of federal and state law in which criminality may be found based on a negligence, recklessness or strict liability standard, and then a board member can plead to his or her fellow board members that his or her activity, even though leading to conviction or a no contest plea, was in good faith etc. and should be indemnified.[21]

---

[21] Examples of criminal laws potentially applicable to corporations and their directors that have a reduced mens rea requirement are proliferating. For instance, in *United States v. International Minerals*, 402 U.S. 558 (1971), the defendant company argued that it was not aware of the regulation that required it to label the contents being shipped with specific names prescribed by regulations. Id. at 560. Categorizing the argument as an ignorance of the law defense, the Supreme Court rejected it and held that defendants must know only that they are shipping dangerous items. Id. at 564-5."

"In some limited areas generally known as public welfare offenses, a particular statute may eliminate the general requirement that mens rea be proven in order to obtain a criminal conviction." Strader, UNDERSTANDING WHITE COLLAR CRIME § 1.06 (1st ed. 2001). In "public welfare offenses," a defendant may be liable for a white collar crime absent any showing of mens rea. (T)he Supreme Court has rejected constitutional challenges to these laws. The Court's decisions are largely based upon a policy determination that it is within Congress's powers to dispense with the mens rea requirement where laws (such as food and drug laws) seek to prevent significant physical harm to the public. Strader, UNDERSTANDING WHITE COLLAR CRIME § 1.06 (1st ed. 2001).

15 U.S.C. § 1 (2006): under the Sherman Act, anyone who restrains trade is guilty of a felony
15 U.S.C. § 2 (2006): monopolizing, attempting to monopolize, or conspiring to monopolize any part of trade is also a felony under the Sherman Act
21 U.S.C. § 352 (2006): The Food, Drug and Cosmetic Act prohibits the "adulteration" or "misbranding" of any regulated product (generally, any drug, food item, cosmetic or "device") or the introduction into interstate commerce of an adulterated or misbranded product. The statute and voluminous Food and Drug Administration regulations define "adulteration" and "misbranding" so broadly as to capture almost any conceivable error in the formulation, manufacture, labeling or marketing of a regulated product. Under the FDCA, executives and managers of the companies that make regulated products can be convicted without having personally participated in the act being punished or having been an accessory to it.

See also John C. Coffee, Jr., DOES "UNLAWFUL" MEAN "CRIMINAL"?: REFLECTIONS ON THE DISAPPEARING TORT/CRIME DISTINCTION IN AMERICAN LAW, 71 B. U. L. Rev. 193, 198-99, (March, 1991). "Three trends, in particular, stand out. First, the federal law of "white collar" crime now seems to be judge-made to an unprecedented degree, with courts deciding on a case-by-case, retrospective basis whether conduct falls within often vaguely defined legislative prohibitions. Second, a trend is evident toward the diminution of the mental element (or "mens rea") in crime, particularly in many regulatory offenses. Third, although the criminal law has long compromised its adherence to the "method" of the criminal law by also recognizing a special category of subcriminal offenses—often called "public welfare offenses" —in which strict liability could be combined with modest penalties, the last decade has witnessed the unraveling of this uneasy compromise, because the traditional public welfare offenses—now set forth in administrative regulations—have been upgraded to felony status.... The leading example of this trend is supplied by recently enacted 18 U.S.C. § 1346 (1988), which invites federal courts to consider any breach of a fiduciary duty or other confidential relationship as a violation of the mail and wire fraud statutes.... This new legislative enactment is, however, simply a continuation of a long-standing tradition of case-by-case judicial lawmaking under the mail and wire fraud statutes....

<u>Because the finder of fact in determinations of "good faith" etc. for indemnification involve a jury of a board member's director peers, rather than in a judicial forum, the potential for indemnification in criminal and other matters is heightened.</u>

It is also important to recognize that these indemnification determinations – good faith, best interests of the corporation, and lack of reasonable cause to believe behavior was unlawful, may be made by a board member's peers on the Board of Directors, rather than by the court or jury which may have found cause to convict, or before whom a no contest plea may have been entered. The statute describes how indemnification decisions may be made by a jury of board peers:

> Any indemnification under . . . this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the [director] is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) . . . of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. 8 Del. C. § 145(d).

The determination of whether the standard of conduct has been met is highly subjective because it is based on an assessment of what the director "reasonably believed". While the Company's by-laws, indeed, do not *generally* indemnify directors for illegal or criminal conduct, they do *allow for* this indemnification to the maximum extent possible. Therefore, the Proponent has accurately stated Delaware law and Bank of America's argument for excluding the Proposal on this basis must fail.

The question of whether a board member might be indemnified despite a breach of his or her fiduciary duties is also an open question given the apparent or actual conflict of interest in the indemnification determination being made by a group of board peers. There is little doubt that among board members, a spirit of generous indemnification can reasonably be expected to prevail, in the absence of a policy and a set of standards that seeks to minimize such indemnification. Even though the statute requires a determination of "good faith" and action "in the best interests of the corporation" prior to indemnity, shareholders or courts may reasonably disagree with such rulings by board peers, and thus indemnifications may often be granted by the board in instances where shareholders or a court would otherwise find a fiduciary breach to have occurred.

<u>The proposal is not vague or misleading in failing to identify every detail of a new policy of indemnification minimization, since the purpose of the proposal is for the Board to undertake a review and then develop an appropriate policy.</u>

In addition, the Company asserts that the proposal is vague and misleading because neither the Company nor its stockholders can determine the full scope of actions the Proponent desires the company to take to "minimize" director indemnification. By framing the proposal as a review, it allows the Board the flexibility to develop an appropriate new policy that appropriately addresses the nuances of Delaware statutes, case law, existing Board contracts, etc. This is a clear request that neither the shareholders nor the company can have difficulty parsing, and is not at an inappropriate level of vagueness.

The proposal is similar to <u>CAPTEC Net Lease Realty</u> (June 15, 2000) where that company also argued that the language in the proposal requesting that the company "eliminate all clauses tending to indemnify officers, directors or employees" failed to provide specific enough direction on which clauses should be omitted. The staff found that such language was not impermissibly vague. By the same token, a direction to the Board to minimize indemnification to the extent permitted under Delaware law is also not impermissibly vague.

The present proposal is a contrast to <u>Peoples Energy Corporation</u> (November 23, 2004). There, the shareholder proposal urged the company's board to amend the articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving "reckless neglect," which the company asserted to be a nonexistent legal principle under the relevant state's law. The proposal was allowed to be omitted from the Company's proxy as vague and indefinite because of the lack of definition of the term "reckless neglect."

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Andrew A. Gerber, K & L Gates LLP
John C. Harrington

K&L|GATES

K&L Gates LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202

T 704.331.7400 www.klgates.com

January 6, 2012

Andrew A. Gerber
D 704.331.7416
F 704.353.3116
andrew.gerber@klgates.com

VIA E-MAIL
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

On November 23, 2011, the Corporation received a proposal and supporting statement dated November 22, 2011 (the "Proposal") from John Harrington (the "Proponent") for inclusion in the proxy materials for the 2012 Annual Meeting. The Proposal is attached hereto as **Exhibit A.** The 2012 Annual Meeting is scheduled to be held on or about May 9, 2012. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2012.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. An explanation of why the Corporation believes that it may exclude the Proposal;

2. A copy of the Proposal; and

3. A copy of the opinion of Richards, Layton & Finger, P.A., Delaware counsel to the Corporation.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2012 Annual Meeting.

THE PROPOSAL

> Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership and contract.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(8), Rule 14a-8(i)(7), Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(1). The Proposal may be excluded pursuant to Rule 14a-8(i)(8) because it questions the competence, business judgment or character of one or more nominees or directors and, thus, relates to director elections. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is misleading and impugns the character of the Corporation's Board of Directors (the "Board") and management in violation of Rules 14a-9 and 14a-5. The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(8) because it questions the competence, business judgment or character of one or more nominees or directors and, thus, relates to director elections.

Rule 14a-8(i)(8) provides an exclusion for stockholder proposals that relate to a director election. The Commission has stated, "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . . ." *Exchange Act Release No. 12598* (July 7, 1976) (the "*1976 Release*"). On a number of occasions, the Division has stated that it would not recommend enforcement action to the Commission if a registrant excluded a proposal under Rule 14a-8(i)(8) (and its predecessor, Rule 14a-8(c)(8)) where a proposal, together with its supporting statement, questions the business judgment, competence or service of directors who will stand for re-election at an upcoming annual meeting of stockholders. In *Shareholder Proposals Relating To The Election of Directors*, *Exchange Act Release No. 56914* (December 6, 2007) (the "*2007 Release*"), the Division confirmed at Note 56 that "a proposal relates to 'an election for membership on the company's board of directors or analogous governing body' and, as such, is subject to exclusion under Rule 14a-8(i)(8) if it could have the effect of . . . questioning the competence or business judgment of one or more directors . . . ." The Commission further confirmed this interpretation in *Exchange Act Release 34-62764* (August 25, 2010) (the "*2010 Release*") by stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors . . . or [o]therwise could affect the outcome of the upcoming election of directors." In addition, the Division has long held that proposals to censure directors who will stand for re-election may be excluded under Rule 14a-8(i)(8).

In analyzing proposals under Rule 14a-8(i)(8), particularly facially neutral proposals, the Division's well-established precedent indicates that the Division reads and evaluates a proposal and its supporting statement together to assess the intention of the proposal and proponent. *See ES Bancshares, Inc.* (February 2, 2011) (proposal questioning the suitability of two directors to serve on the board was excludable); *Marriott International, Inc.* (March 12, 2010) and *Brocade Communications Systems, Inc.* (January 31, 2007) (both proposals excludable as they questioned the business judgment of board members who were standing for re-nomination); *Exxon Mobil Corporation* (March 20, 2002) (proposal excludable where the proposal, together with the supporting statement, questioned the business judgment of the company's chairman, who planned to stand for re-election); *Novell, Inc.* (January 17, 2001) and *UAL Corporation*, (January 18, 1991) (proposals calling for a vote of "no confidence" in the company's board of directors excludable); *Black & Decker Corp.* (January 21, 1997) (proposal to separate the position of chairman and CEO excludable where the supporting statement questioned the business judgment, competence and service of the CEO standing for re-election); *Great Atlantic & Pacific Tea Company, Inc.* (March 8, 1996) (proposal excludable when it censured the chief executive officer for "abysmal" corporation performance over a six-year period); and *Time Warner Inc.* (March 23, 1990) (proposal excludable as it sought to censure the company's directors).

In *Rite Aid Corporation* (April 1, 2011) ("*Rite Aid*"), a facially neutral proposal prohibited the nomination of non-executive board members that had any financial or business dealings with any member of senior management or the company. In the supporting statement of the proposal, the proponent explicitly criticized the business judgment, competence and service of certain directors and questioned their suitability to serve on the Rite Aid board of directors. The supporting statement indicated that the board of directors was the "direct cause of [Rite Aid's] precarious financial position and low stock price." *Rite Aid*. The proponent also stated that, notwithstanding reports to the board, that nearly all of the hundreds of stores visited by the proponent were mismanaged. The supporting statement further indicated that Rite Aid's board "engaged in excessive risk taking, to simply [c]lose the Eckerd transaction." *Id.* The Division concurred that the proposal could be excluded under Rule 14a-8(i)(8) because the "proposal appears to question the business judgment of board members whom Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders." *Id.*

In *General Electric Company* (January 29, 2009) ("*GE*"), a facially neutral proposal requested a "specified reading of Section 3 of GE's Governance Principles." However, the proposal, when read together with its supporting statement, targeted a current director and nominee. The supporting statement asserted that the director was unsuitable for service on the board, that the director should have resigned from the board in 2006 and that her continued presence on the Board "besmirche[s]" the company. *GE*. The proponent also indicated that continued service by the director was an "endorsement of poor performance" by the rest of GE's board and was the "antithesis of good governance." *Id.* The Division concurred that the proposal could be excluded under Rule 14a-8(i)(8) because the "proposal, together with the supporting statement, appears to question the business judgment of a board member whom GE expects to nominate for reelection at the upcoming annual meeting of shareholders." *Id.*

As in *Rite Aid* and *GE*, facially neutral proposals were also found excludable in *Marriott International, Inc.* (March 12, 2010) ("*Marriott 2010*") and *Exxon Mobil Corporation* (March 20, 2002) ("*Exxon*"). In *Marriott 2010*, a proposal sought to "reduce compensation and the size of the board of directors." However, the supporting statement questioned the manner in which certain board actions were conducted and targeted the suitability of two directors to serve on the board. The Division concurred that the proposal could be excluded under Rule 14a-8(i)(8) because the "proposal appears to question the business judgment of a board member whom Marriott expects to nominate for reelection at the upcoming annual meeting of shareholders." *Marriott 2010*. In *Exxon*, a proposal requested that the "board of directors separate the roles of chairman of the board and chief executive officer and designate a non-executive and independent director as chairman as soon as possible." However, when read together with the supporting statement, it was clear that the proposal questioned the business judgment of not only the company's current chairman and chief executive officer but also the company's board of directors in the management of environmental issues. The supporting statement asserted that Exxon's stance on environmental issues was causing "reputational damage"; that "negative perceptions of the company were traced to its current Chairman and

CEO" and "his unflinching attitude"; and that "reputational harm caused by its CEO" was "destroying shareholder value." *Exxon*. The proposal further accused the board of directors of a "failure . . . to properly oversee the actions of [the CEO]" and failing "to protect the company from reputational harm caused by its CEO." *Id.* The Division concurred that the proposal could be excluded under Rule 14a-8(i)(8) because the "proposal, together with the supporting statement, appears to question the business judgment of ExxonMobil's chairman, who will stand for reelection at the upcoming annual meeting of shareholders." *Id.; see also, AT&T Corp.* (February 13, 2001) (a facially neutral proposal requesting the board to separate the positions of chief executive officer and chairman and to provide that the position of chairman be filled by an independent director was found excludable as the supporting statement criticized business decisions taken by the company's incumbent chairman and CEO).

As with the precedent above, the Proposal appears to be facially neutral; but, when read together with the supporting statement, as described below, the Proposal clearly "[q]uestions the competence, business judgment, or character of one or more nominees or directors." *2010 Release*. As the Corporation elects its directors on an annual basis, the Proposal is clearly a campaign against the members of the Corporation's current Board.

The supporting statement makes the following disparaging remarks regarding the Corporation's Board and management:

- The Corporation's current indemnification provisions provide "excessive shelter of directors," "even with respect to some illicit or illegal activities that may violate [the directors'] duties as fiduciaries."

- With respect to a decision to move certain transactions characterized by the Proponent as "risky derivatives" into a subsidiary, the supporting statement asks "Why don't our directors seem inclined to question the propriety of this move?"

- In connection with the Corporation disagreeing with certain views of the Federal Deposit Insurance Corporation (FDIC), the Proponent "questions whether our executives are in the position to dispute the FDIC's judgment."

- An accusation that the Corporation's "managers continued paying themselves outrageous sums." Specifically noting the chief executive officer's compensation, the Proponent states, "[o]ur directors approved [his] compensation package."

- Criticizing the Board's approval of the Countrywide acquisition, the Proponent labels the Board's consideration and approval as "imprudent and hurried," rather than deliberative.

- The supporting statement questions the veracity, character and business judgment of the Corporation's management and Board when it states, the "[P]roponent does not trust that our balance sheet is as strong as our executives claim. The [P]roponent believes that directors are not exercising adequate oversight."

- Assertions that the current Board's failure to exercise "maximum fiduciary oversight" has led to a "corporation that is clearly in need of supervision and accountability."

The clear message from the Proponent and the Proposal is that the members of the Corporation's Board are failing to exercise good business judgment or meet their fiduciary duties. The Proponent further asserts that the Board has rubber stamped compensation and other business decisions, failed to hold management accountable and been unsuccessful in supervising management. In sum, the supporting statement characterizes the Board as generally unsuitable to serve as directors. The Proponent is free to disagree with business decisions taken by the Board and to oppose their election at the 2012 Annual Meeting. However, as the Commission noted in the *1976 Release* and the Division has held in a long line of no-action letters, stockholder proposals are not the proper means for conducting campaigns against a company. The Proposal falls squarely within the Commission's interpretations and the Division's prior no-action letters for an impermissible proposal under Rule 14a-8(i)(8). The Proposal and supporting statement clearly campaign against the current directors by questioning their business judgment, job performance and competence in addition to their suitability to serve on the Corporation's Board. Accordingly, the Proposal is excludable from the 2012 proxy materials pursuant to Rule 14a-8(i)(8).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*").

In evaluating proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals are considered as dealing with ordinary business and excludable if they deal with matters "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as practical matter, be subject to direct shareholder oversight." *1998 Release*. Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which the stockholders, as a group, would not be in position to make an informed judgment. "This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail . . . or methods for implementing complex policies." *Id.* As discussed below, the Proposal runs afoul of both of these considerations. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter, which the Proposal does not.

Indemnification is a standard protection expected by directors and required in certain circumstances by Delaware law. Indemnification is a common and basic protection provided by public corporations and expected by directors. As a result of the changing regulatory landscape for public companies and financial institutions over the last decade, including the enactment of the Sarbanes Oxley Act of 2002 and the 2010 Dodd–Frank Wall Street Reform and Consumer Protection Act, the demand on and expectations of directors has steadily increased – as has the risk of serving in such capacity. Persons considering service on a board of directors of a public company expose themselves to a variety of litigation risks. Under the Proposal, only indemnification provisions required by Delaware law would be available to directors while all other permissive indemnification rights would be prohibited.

Mandatory indemnification under Delaware law is very limited, with the majority of indemnification protections offered by most corporations, including the Corporation, coming in the form of permissive indemnification. Permissive indemnification, however, is not without limits under Delaware law. Permissive indemnification in Delaware may only be provided if a disinterested body (i.e., directors who are not parties to the action, suit or proceeding in question, a committee of such directors, independent legal counsel or stockholders) concludes that the indemnitee acted in good faith and in a manner the indemnitee believed to be in, or not opposed to, the best interests of a corporation and, with respect to criminal conduct, did not believe to be unlawful. Eliminating permissive indemnification would severely limit the Corporation's ability to induce capable, responsible and qualified businesspersons to accept positions on the Corporation's Board.

Well-structured indemnification protections are vital to a company's ability to attract and retain qualified directors and officers. A company must have the flexibility to appropriately structure indemnification provisions to attract top talent. This is especially true in the current economic environment, which has resulted in even greater litigation exposure for directors of public companies. Well-publicized failures of several significant financial institutions have focused attention on the protections that are available to directors of public companies. Corporations must be able to ensure that directors can adequately defend themselves if sued and can recover the costs of that defense if they meet the requisite standard of conduct for reimbursement. To eliminate permissive indemnification for directors would effectively make them personal guarantors of their business decisions, even those made in good faith and in the Corporation's best interest at the time of decision.

Indeed, indemnification statutes were enacted in Delaware, and elsewhere, to induce capable and responsible businesspeople to accept positions on a corporation's board of directors and in corporate management. *See Delaware General Corporation Laws, as annotated, 8 § 145*; *Merritt-Chapman & Scott Corp. v. Wolfson*, 264 A.2d 358, 360 (Del. Super. 1970). Indemnification provides security to corporate directors that expenses incurred by them in defending suits resulting from business decisions they make in the course of their corporate duties will be borne by a corporation so long as they meet the requisite standard of conduct. *See Mayer v. Executive Telecard, Ltd.*, 705 A.2d 220, 222 (Del. Ch. 1997). Indemnification "serves the dual policies of (a) allowing corporate officials to resist unjustified lawsuits, secure in the knowledge that, if vindicated, the corporation will bear the expense of litigation; and (b) encouraging capable women and men to serve as corporate directors and officers, secure in the knowledge that the corporation will absorb the cost of defending their honesty and integrity." *VonFeldt v. Stifel Financial Corp.*, 714 A.2d 79, 84 (Del. 1998) (en banc).

Decisions surrounding the proper level of indemnification are managerial in nature. The Division previously concurred in the exclusion of an analogous portion of a proposal pursuant to Rule 14a-8(c)(7) in *Western Union Corp.* (July 22, 1987) ("Western Union"). In Western Union, the second prong of the proposal sought to terminate "[a]ll insurance policies indemnifying officers and the [c]orporation against stockholders." The company argued that deciding upon the appropriate level of indemnification coverage was managerial in nature. The Division concurred and found that the above portion of the proposal was excludable on the basis that "it appear[ed] to deal with a matter relating to the conduct of the [c]ompany's ordinary business operation." Likewise, the Proposal is managerial in nature as it relates to deciding upon the appropriate level of indemnification to attract and retain qualified directors and encourage appropriate risk taking by directors.

The terms and conditions of indemnification are complex matters and require significant expertise. The provision of indemnification under Delaware law and the terms and conditions of indemnification provisions are complicated matters that require significant expertise from both inside and outside advisors. This is particularly true for a large public financial institution like the Corporation. The Proposal is misleading in that it implies that directors and officers are given full and complete automatic indemnification for criminal and reckless conduct without acknowledging that indemnification can only be provided if a disinterested body concludes that the statutory standard for indemnification has been met. Moreover, the proposal seeks to "micro-manage" the Corporation by probing too deeply into matters of a complex nature upon which the stockholders, as a group, are not in position to make an informed judgment. Indemnification decisions are, by their nature, unique and fact specific and cannot be dealt with generically. Consequently, Delaware law requires that before indemnification may be granted in a specific case, an independent body, after reviewing all the relevant facts, conclude that the statutory standard for indemnification has been met.

Indemnification provisions require a delicate balance between appropriately indemnifying directors who meet the requisite standard of conduct and withholding indemnification from directors who do not meet the requisite standard of conduct. Maintaining this balance requires review of information that must be processed on a case-by-case basis by a disinterested body that can fully consider all the evidence once the matter is completed.and seek expert counsel when needed. It is not a matter that can be properly decided by stockholders through a blanket policy. Indeed, a "one size fits all" solution to every set of facts, as the Proposal seeks, is simply unworkable in practice. The absolute risk of personal liability for decisions that turn out badly in hindsight would effectively preclude all risk taking and, thus, effectively halt the Corporation's ability to conduct its business in areas that involve any theoretical risk, for which the director could be held liable.

Furthermore, recent legislation and litigation in Delaware has added more complexity to the Corporation's ability to appropriately structure its indemnification provisions, particularly with respect to the advancement of legal fees to directors.[1] Fee advancement provisions require careful and accurate drafting. Under Delaware law, advancements can only be made to current directors and officers who provide an undertaking to repay if it is ultimately determined that the indemnitee does not meet the standard applicable for indemnification. Appropriately structured indemnification and advancement provisions are necessary to encourage appropriate risk-taking in reaching corporate objectives. At the same time, a board must ensure that indemnification policies are drafted fairly and in the best interests of its corporation and stockholders to provide the appropriate balance between prudent and

[1] For example, the 2009 amendment to Section 145(f) of the Delaware General Corporation Law limited a company's ability to eliminate or impair indemnification rights after the occurrence of the subject act or omission. *See Xu Hong Bin v. Heckmann Corp.*, C.A. No. 4802-CC, 2010 WL 187018 (Del. Ch. Jan. 8, 2010); *Schoon v. Troy Corp.*, 942 A.2d 1157 (Del. Ch. 2008) (effectively overturned by the 2009 amendment noted above; *Barrett v. American Country Holdings, Inc.*, 951 A.2d 735 (Del. Ch. 2008); *Sun-Times Media Group, Inc. v. Conrad M. Black, et. al.*, 954 A.2d 380 (Del Ch. 2008); *Bergonzi v. Rite Aid Corp.*, 2003 Del. Ch. LEXIS 117 (Del. Ch. Oct. 30, 2003); *Jackson Walker L.L.P. v. Spira Footwear, Inc.*, 2008 Del. Ch. LEXIS 82 (Del. Ch. June 23, 2008); and *Levy v. HLI Operating Co., Inc.*, 924 A.2d 210 (Del. Ch. 2007).

imprudent risk taking. Stockholders simply do not possess the expertise or corporate knowledge necessary to draft these provisions.

No significant social policy raised by the Proposal. The Proposal lacks any significant social policy that would override its clear, ordinary business nature. There is no serious widespread or well-publicized debate relating to the notion that public companies should eliminate their indemnification protection for directors. At large public financial institutions, like the Corporation, that have varied and complex business lines, the prospect of removing indemnification provisions in the manner proposed is ill-conceived and, as noted above, would have a chilling effect both on board decision and a director's desire to sit on a board.

Conclusion. As discussed above, indemnification is a basic and fundamental protection provided by public corporations and expected by officers and directors. The terms and conditions of indemnification are complex matters and require significant expertise, especially in light of recent litigation in Delaware. Consistent with Delaware law and public policy, the Corporation must be able to appropriately design and provide indemnification protection to attract capable directors and officers and ensure appropriate risk-taking in reaching corporate objectives. The Corporation must also be able to ensure that its indemnification policies are drafted fairly and in the best interests of the Corporation and its stockholders to provide an appropriate balance between prudent and imprudent risk taking. The Proposal is misleading in that it implies that directors and officers are being indemnified for criminal and reckless conduct without recognizing that indemnification can be provided only if a disinterested body concludes in the specific case that the person seeking indemnification acted in good faith and in a manner such person believed to be in, or not opposed to, the best interests of the Corporation and, with respect to criminal conduct, had no reasonable basis to believe the conduct was unlawful. Such decisions cannot be made generically without all the facts. For these reasons, the Corporation believes that the Proposal may be omitted from proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(7) as implicating the Corporation's ordinary business operations.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is misleading and impugns the character of the Corporation's Board and management in violation of Rules 14a-9 and 14a-5.

Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations. This includes Rule 14a-9, which prohibits the making of "false or misleading" statements in proxy soliciting materials or the omission of "any material fact necessary in order to make the statements therein not false or misleading." In addition, *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) provides that a statement that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct" without factual foundation as an example of what may be misleading within the meaning of Rule 14a-9. The Division has also concurred with the exclusion of portions of supporting statements where unfounded allegations of wrongdoing are made by proponents. *See PMC Sierra Inc.* (March 1, 2004).

The Proposal is misleading as its supporting statement suggests that the Corporation's current governing documents indemnify directors against all personal liability, "even with respect to some illicit or illegal activities that may violate their duties as fiduciaries." However, Delaware law does not permit such broad indemnification of directors. Rather, as explained above, it must be shown that a director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the company's best interests for a director to be eligible to receive indemnification. With respect to any criminal proceeding, the director must have had no reasonable cause to believe his or her conduct was unlawful in order to receive indemnification. A stockholder, however, may not understand these limitations on indemnification under Delaware law and may be left with the erroneous and inappropriate impression that the Corporation indemnifies its directors against even "illicit" or "illegal" activities. This false impression could directly mislead a stockholder's interpretation of the Proposal and impermissibly influence his or her vote. *See Comshare Inc.* (August 23, 2000).

Further, as discussed above under the Rule 14a-8(i)(8) argument, the Proposal directly impugns the character, integrity and personal reputation of the Board and management in violation of Rule 14a-9. The statements from the supporting statement identified in the bullet points above and the related discussion under Rule 14a-8(i)(8) are incorporated into this section. As previously noted, the Proponent and the Proposal state that members of the Corporation's Board are failing to exercise good business judgment or meet their fiduciary duties, rubber stamping compensation and various business decisions, failing to hold management accountable, failing to supervise management and generally unsuitable to serve as directors. While the Proponent cites to several news articles, the statements that violate Rule 14a-9 are merely opinions of the Proponent. Other than his personal speculation, the Proponent offers no factual foundation or support for these statements, which directly impugn the character, integrity and personal reputation of the Corporation's Board and management.

For the foregoing reasons, the Corporation believes that the Proposal may be omitted under Rule 14a-8(i)(3).

4. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law and pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(1) provides an exclusion for stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to "violate any state, federal, or foreign law to which it is subject." For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Proposal is not a proper subject for action by stockholders under Delaware law because it is in violation of Rule 14a-8(i)(1) and because the Proposal, if implemented, would require the Corporation to violate Delaware law in violation of Rule 14a-8(i)(2).

The Proposal Violates Section 145 of the General Corporation Law. As discussed in the RLF opinion, under Section 145 of the Delaware General Corporation Law (the "General Corporation Law"), Delaware corporations have corporate power to grant indemnification to directors for fees, expenses and other losses they incur in defending a proceeding brought against them or in which they are otherwise involved by reason of their status as directors of the corporation. Section 145(a) of the General Corporation Law provides, in relevant part, that:

> A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative . . . by reason of the fact that the person is or was a director . . . against expenses . . . actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

8 *Del. C.* § 145(a). As the Delaware Supreme Court has recognized, Section 145 was enacted to "promote the desirable end that corporate officials will resist what they consider unjustified suits and claims, secure in the knowledge that their reasonable expenses will be borne by the corporation they have served if they are vindicated" and "to encourage capable men to serve as corporate directors, secure in the knowledge that expenses incurred by them in upholding their honesty and integrity as directors will be borne by the corporation they serve." *See Stifel Financial Corp. v. Cochran*, 809 A.2d 555, 561 (Del. 2002). Given the risks of stockholder suits against public companies, like the Corporation, capable persons would be unwilling to

serve on a board and subject themselves to litigation that may threaten their personal assets unless they are provided indemnification from the corporation against expenses incurred in defending the business decisions they make on behalf of the corporation.

Section 145 does not provide a blank check, however. It empowers a corporation to grant indemnification only in certain specified circumstances and only if certain conditions are satisfied. In third party actions, indemnification for attorney's fees and other expenses, as well as judgments or amounts paid in settlement, is permitted only if the expenses are incurred by reason of the status of that person as a director or officer of the corporation or of another entity the director or officer is serving at the request of the indemnifying corporation in actual or threatened litigation or in an investigation. 8 *Del. C.* § 145(a). Further, indemnification is permitted only if the director or officer is successful in defending the underlying proceeding or if there has been a determination that the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed, to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. 8 *Del. C.* § 145 (a) - (c). Contrary to the plain language of the statute, the Proponent's supporting statement misleadingly states the Corporation's current bylaws provide directors with indemnification for "some illicit or illegal activities that may violate their duties as fiduciaries." To the extent the supporting statement suggests that the Corporation's current bylaws generally indemnify directors for "illicit" or "illegal" activities or conduct violating a director's fiduciary duty of loyalty, it is an inaccurate description of the bylaws and an incorrect statement of Delaware law.

If the claim for indemnification relates to a current director or officer, the determination that the director or officer acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation (or that the director or officer had no reasonable cause to believe his or her conduct was unlawful in a criminal proceeding) must be made by a neutral decision-maker. 8 *Del. C.* § 145(d) (providing that such determination shall be made "(1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) [b]y the stockholders.")

Even more stringent rules apply in the case of actions by or in the right of the corporation, *i.e.* derivative claims. In the event of such claims, indemnification is permitted only for attorney's fees and expenses, not judgments or amounts paid in settlement. 8 *Del. C.* § 145(b). In addition, no indemnification is permitted "in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the . . . court shall deem proper." *Id.*

In addition, a board's decision to award indemnification can itself be subject to judicial review to determine if that decision is a breach of the directors' fiduciary duties. *See, e.g.*, *Havens v. Attar*, 1997 WL 55957, at *13-14 (Del. Ch. Jan. 30, 1997) (holding that entire fairness standard applied to a board's decision to award advancement).

The Proposal asks the Corporation's Board to amend the Corporation's bylaws and adopt policies to "minimize" the indemnification available to directors. Article VIII, Section 1 of the Corporation's bylaws currently make indemnification of directors and officers who meet the statutory standards for indemnification a contract right of such directors and officers. The Proposal not only seeks repeal of this contract right but also seeks to eliminate the Corporation's power to determine to indemnify directors who meet the statutory prerequisite for indemnification. It also seeks to eliminate the Board's discretion to provide indemnification where it believes it is in the best interests of the Corporation to do so.

A corporation's bylaws and board policies are subject to the provisions of the General Corporation Law. With respect to a corporation's bylaws, this limitation is set forth in 8 *Del. C.* § 109(b), which provides:

> The bylaws may contain any provision, *not inconsistent with law or with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

(emphasis added). Likewise, board policies must be consistent with the General Corporation Law. *Brehm v. Eisner*, 746 A.2d 244, 256 (Del. 2000) ("All good corporate governance practices include compliance with statutory law.").

The phrase "not inconsistent with the law" or similar variants of that phrase used in the provisions of the General Corporation Law have been interpreted to mean that the provision must "not transgress a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself." *See Sterling v. Mayflower Hotel Corp.*, 93 A.2d 107, 118 (Del. Ch. 1952); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837, 846 (Del. Ch. 2004) (finding that a provision will be invalidated if it "vitiates or contravenes a mandatory rule of our corporate code or common law"). For example, in a recent opinion, the Delaware Supreme Court held that a proposed stockholder adopted bylaw that mandated that the board of directors reimburse a stockholder for its expenses in running a proxy contest to elect a minority of the members of the board of directors would violate Delaware law because it mandated reimbursement of proxy expenses even in circumstances where a proper application of fiduciary principles would preclude doing so. *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008).

The Proposal disregards Section 145's balance of corporate power and corresponding safeguards and instead seeks to impose a blanket prohibition on any director indemnification in situations where under applicable law it is permissive but not mandated. The Proposal can be read to not only request that the Corporation amend its bylaws to deny directors their existing contractual right to indemnification but also to request that the Corporation adopt a policy that eliminates its discretionary power to grant indemnification on a case-by-case basis. Thus, the Proposal, if implemented, would deny the Corporation its statutory power to indemnify its directors in circumstances where a determination has been made in the specific case that indemnification is appropriate and in the best interests of the Corporation, in contravention of Section 145 of the General Corporation Law, which expressly authorizes indemnification under such circumstances.

The qualifying language in the Proposal that it is "to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws," rather than "saving" the Proposal actually renders the Proposal a nullity since, as noted above, the requested action of the Board of Directors "to minimize the indemnification of directors" is **not** permissible under Delaware law.

The Proposal Violates Section 141(a) of the General Corporation Law. To the extent the Proposal would remove from the Board the ability to determine whether to provide indemnification to Corporation directors as authorized by Section 145 of the General Corporation Law, it also violates Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 *Del. C.* § 141(a). Significantly, if there is to be any variation from the mandate of 8 *Del. C.* § 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." *See, e.g., Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966). The Corporation's Certificate of Incorporation does not provide for management of the Corporation by persons other than directors, and the phrase "except as otherwise provided in this chapter" does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law. Thus, the Board possesses the full power and authority to manage the

business and affairs of the Corporation. *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984); *see also In re CNX Gas Corp. S'holders Litig.*, 2010 WL 2705147, at *10 (Del. Ch. July 5, 2010) ("the premise of board-centrism animates the General Corporation Law"); *McMullin v. Beran*, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 *Del. C.* § 141(a)); *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). The board's power and authority to manage the business and affairs of the Corporation includes the determination of whether to provide indemnification to its officers and directors. *See, e.g., Majkowski v. Am. Imaging Mgmt. Servs., LLC*, 913 A.2d 572, 580 (Del. Ch. 2006).

In addition, the Corporation's Board cannot adopt an internal governance policy, whether though an amendment to the bylaws or other Board action, that prevents the Board in the future from exercising its managerial power and concomitant fiduciary duty to grant indemnification. The Delaware courts have held that a board cannot unilaterally adopt an internal governance provision that limits a future board's ability to take actions they believe will advance the corporation's best interests. *CA, Inc.*, 953 A.2d at 239-40. For example, in *CA, Inc.*, the Delaware Supreme Court held that a proposed stockholder adopted bylaw that mandated that the board of directors reimburse a stockholder for its expenses in running a proxy contest to elect a minority of the members of the board of directors would violate Delaware law because it mandated reimbursement of proxy expenses even in circumstances where a proper application of fiduciary principles would preclude doing so. *Id.* Thus, a corporation's board or its stockholders may not bind future directors on matters involving the management of the company. *Id.*; *see also Quickturn Design Sys., Inc.*, 721 A.2d at 1281 (invalidating a provision that, under certain circumstances, would have prevented newly-elected directors from redeeming a rights plan for a six-month period); *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956) (invalidating a provision in an agreement that required the directors to act as directed by an arbitrator in certain circumstances where the board was deadlocked), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957).

The Proposal requests the adoption of an amendment to the bylaws and supporting policy changes that would eliminate the power of current and future directors of the Corporation to indemnify the Corporation's directors even in situations where the directors believe such indemnification is in the best interests of the Corporation. Providing indemnification to its directors is an important management tool for the Corporation's Board. The Corporation's board may decide to provide indemnification to a director who meets the requisite standard of conduct for various reasons including obtaining a director's cooperation with the Corporation in connection with a proceeding, encouraging capable directors to serve on the Corporation's

Board, or supporting a director who has taken actions in the good faith belief that they were in the best interests of the Corporation and not unlawful. To the extent the Proposal purports to prevent the Corporation's current or future Board from awarding indemnification to directors in specific instances when the requisite standard of conduct has been met and it is otherwise in the Corporation's best interests to grant indemnification, the Proposal is inconsistent with Section 141(a). The RLF Opinion concludes, "it is our opinion that the Proposal, if adopted by the stockholders, would not be valid under the General Corporation Law and therefore is not a proper subject for stockholder action."

In addition to the discussion above and the RLF Opinion, the Division has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(1) where a proposal mandates or directs a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. *See Bank of America* (February 24, 2010); *MGM MIRAGE* (February 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2, 2004); *Philips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). The note to Rule 14a-8(i)(1) also provides, in part, that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." Furthermore, the Division has regularly permitted the exclusion of stockholder proposals under Rule 14a-8(i)(2) where the implementation of the proposal would cause the subject company to violate state, federal or foreign law to which it is subject. *See Bank of America* (January 13, 2010); *Bank of America Corporation* (February 11, 2009); *Baker Hughes, Inc.* (March 4, 2008); and *Time Warner, Inc.* (February 26, 2008).

Based on the forgoing and the matters discussed in the RLF Opinion, (i) the Proposal is not proper for stockholder action under Delaware law and is therefore excludable under Rule 14a-8(i)(1), and (ii) the Proposal, if implemented, would cause the Corporation to violate Delaware law and is therefore excludable under Rule 14a-8(i)(2).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2012 Annual Meeting. Based on the Corporation's timetable for the 2012 Annual Meeting, a response from the Division by February 3, 2012 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-331-7416 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Andrew A. Gerber

Andrew A. Gerber

cc: John Harrington
Craig T. Beazer

K&L|GATES

EXHIBIT A

The Proposal

HARRINGTON
INVESTMENTS, INC.

OFFICE OF THE

NOV 23 2011

CORPORATE SECRETARY

November 22, 2011

Bank of America Corporation
Attn: Corporate Secretary
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Secretary,

As a beneficial owner of Bank of America stock, I am submitting the enclosed shareholder resolution for inclusion in the 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Bank of America common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
104 W. ANAPAMU STREET, SUITE H SANTA BARBARA, CALIFORNIA 93101
WWW.HARRINGTONINVESTMENTS.COM

Resolved:

Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership and contract.

Supporting Statement:

The proponent is convinced that Bank of America's policy of maximum indemnification of directors -- even with respect to some illicit or illegal activities that may violate their duties as fiduciaries -- provides excessive shelter of directors.

In 2010, San Jose, CA announced that it had diverted roughly $1 billion away from Bank of America. That move has been followed by many others. [moveyourmoneyproject.org/success-stories] Considering that our bank has been accused by the U.S. government of systematically **defrauding schools, hospitals, and dozens of state and local governments** over the course of many years, [*Washington Post,* 12/8/10] it should come as no surprise that we are losing important accounts in a very public way.

The FDIC is objecting to our company's decision to move risky derivatives from a Merrill Lynch unit to a subsidiary "flush with insured deposits." Why don't our directors seem inclined to question the propriety of this move? Our bank "doesn't believe regulatory approval is needed."[*Bloomberg,* 10/18/11] Considering our company's credit was downgraded in October, and 3 years ago we accepted more than $91 billion in taxpayer funds, the proponent questions whether our executives are in the position to dispute the FDIC's judgment. [*Business Insider*, 8/22/11]

Instead of investing TARP funds in American families by implementing mortgage modification programs, our managers continued paying themselves outrageous sums. In 2010, our CEO earned roughly $10 million in compensation. Our directors approved that compensation package.

A multi-billion dollar settlement resulting from the imprudent and hurried purchase of Countrywide Financial will wipe out a significant portion of our profits this year. [*New York Times*, 6/29/11]

The proponent does not trust that our balance sheet is as strong as our executives claim. The proponent believes that directors are not exercising adequate oversight.

Director indemnification by the corporation means that directors may not be held personally liable for actions on behalf of the corporation, even if those actions are reckless or otherwise neglect fiduciary duties. Corporate protection and insurance coverage eliminates personal exposure of directors associated with improper, illegal or criminal behavior violating fiduciary duty.

The proponent's intention is to incentivize company directors to exercise maximum fiduciary oversight of a corporation that is clearly in need of supervision and accountability.

K&L|GATES

EXHIBIT B

RLF Opinion

RICHARDS
LAYTON &
FINGER

January 6, 2011

Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Re: Stockholder Proposal Submitted By John Harrington

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), in connection with a proposal (the "Proposal") submitted by John Harrington (the "Proponent") which the Proponent states that he intends to present at the Corporation's 2012 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended Restated Certificate of Incorporation of the Corporation, as amended through April 28, 2010 (the "Certificate");

(ii) the Bylaws of the Corporation as amended and restated as of February 24, 2011; and

(iii) the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as

RLF1 3740030v.1

expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Resolved: Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership and contract.

Discussion

You have asked our opinion as to whether the Proposal, if adopted by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Proposal, if adopted by the stockholders, would not be valid under the General Corporation Law.

In reaching this opinion, we start from the proposition that under Section 145 of the General Corporation Law, Delaware corporations have corporate power to grant indemnification to directors for fees, expenses and other losses they incur in defending a proceeding brought against them or in which they are otherwise involved by reason of their status as directors of the corporation. Section 145(a) of the General Corporation Law provides, in relevant part, that:

> A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ... by reason of the fact that the person is or was a director ... against expenses ... actually and reasonably incurred by the person in connection with such

> action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

8 *Del. C.* § 145(a). As the Delaware Supreme Court has recognized, Section 145 was enacted to "promote the desirable end that corporate officials will resist what they consider unjustified suits and claims, secure in the knowledge that their reasonable expenses will be borne by the corporation they have served if they are vindicated" and "to encourage capable men to serve as corporate directors, secure in the knowledge that expenses incurred by them in upholding their honesty and integrity as directors will be borne by the corporation they serve." *See Stifel Financial Corp. v. Cochran*, 809 A.2d 555, 561 (Del. 2002). Given the risks of stockholder suits against public companies, like the Corporation, capable persons would be unwilling to serve on a board and subject themselves to litigation that may threaten their personal assets unless they are provided indemnification from the Corporation against expenses incurred in defending the business decisions they make on behalf of the Corporation.

Section 145 does not provide a blank check, however. It empowers a corporation to grant indemnification only in certain specified circumstances and only if certain conditions are satisfied. In third party actions, indemnification for attorney's fees and other expenses, as well as judgments or amounts paid in settlement, is permitted only if the expenses are incurred by reason of the status of that person as a director or officer of the corporation or of another entity the director or officer is serving at the request of the indemnifying corporation in actual or threatened litigation or in an investigation. 8 *Del. C.* § 145(a). Further, indemnification is permitted only if the director or officer is successful in defending the underlying proceeding or if there has been a determination that the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed, to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. 8 *Del. C.* § 145(a)-(c).[1] If the claim for indemnification relates to a current director or officer, the determination that the director or officer acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation (or that the director or officer had no reasonable cause to believe his or her conduct was unlawful in a criminal proceeding) must be made by a neutral decision-maker. 8 *Del. C.* § 145(d) (providing that such determination shall be made "(1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (3)

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[1] Contrary to the plain language of the statute, the Proponent's supporting statement misleadingly states the Corporation's current bylaws provide directors with indemnification for "some illicit or illegal activities that may violate their duties as fiduciaries." To the extent the supporting statement suggests that the Corporation's current bylaws generally indemnify directors for "illicit" or "illegal" activities or conduct violating a director's fiduciary duty of loyalty, it is an inaccurate description of the bylaws and an incorrect statement of Delaware law.

if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) [b]y the stockholders.").

Even more stringent rules apply in the case of actions by or in the right of the corporation, *i.e.* derivative claims. In the event of such claims, indemnification is permitted only for attorney's fees and expenses, not judgments or amounts paid in settlement. 8 *Del. C.* § 145(b). In addition, no indemnification is permitted "in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the ...court shall deem proper." *Id.*

In addition, a board's decision to award indemnification can itself be subject to judicial review to determine if that decision is a breach of the directors' fiduciary duties. *See, e.g., Havens v. Attar*, 1997 WL 55957, at *13-14 (Del. Ch. Jan. 30, 1997) (holding that entire fairness standard applied to a board's decision to award advancement).

The Proposal asks the Corporation's board of directors (the "Board") to amend the Corporation's bylaws and adopt policies to "minimize" the indemnification available to directors. Article VIII, Section 1 of the Corporation's bylaws currently make indemnification of directors and officers who meet the statutory standards for indemnification a contract right of such directors and officers. The Proposal not only seeks repeal of this contract right, but also seeks to eliminate the Corporation's power to determine to indemnify directors who meet the statutory prerequisite for indemnification. It also seeks to eliminate the Board's discretion to provide indemnification where it believes it is in the best interests of the Corporation to do so.

A corporation's bylaws and board policies are subject to the provisions of the General Corporation Law. With respect to a corporation's bylaws, this limitation is set forth in 8 *Del. C.* § 109(b), which provides:

> The bylaws may contain any provision, *not inconsistent with law or with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

(emphasis added). Likewise, board policies must be consistent with the General Corporation Law. *Brehm v. Eisner*, 746 A.2d 244, 256 (Del. 2000) ("All good corporate governance practices include compliance with statutory law.").

The phrase "not inconsistent with the law" or similar variants of that phrase used in the provisions of the General Corporation Law have been interpreted to mean that the provision must "not transgress a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself." *See Sterling v. Mayflower Hotel Corp.*,

93 A.2d 107, 118 (Del. Ch. 1952); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837, 846 (Del. Ch. 2004) (finding that a provision will be invalidated if it "vitiates or contravenes a mandatory rule of our corporate code or common law"). For example, in a recent opinion, the Delaware Supreme Court held that a proposed stockholder adopted bylaw that mandated that the board of directors reimburse a stockholder for its expenses in running a proxy contest to elect a minority of the members of the board of directors would violate Delaware law because it mandated reimbursement of proxy expenses even in circumstances where a proper application of fiduciary principles would preclude doing so.[2] *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008).

In our view, for the reasons set forth below, we believe the Proposal would violate the statutory provision of the General Corporation Law, particularly Sections 145 and 141(a).

<u>The Proposal Violates Section 145 of the General Corporation Law.</u>

The Proposal disregards Section 145's balance of corporate power and corresponding safeguards and instead seeks to impose a blanket prohibition on any director indemnification in situations where under applicable law it is permissive but not mandated. The Proposal can be read to not only request that the Corporation amend its bylaws to deny directors their existing contractual right to indemnification but also to request that the Corporation adopt a policy that eliminates its discretionary power to grant indemnification on a case-by-case basis. Thus, the Proposal, if implemented, would deny the Corporation its statutory power to indemnify its directors in circumstances where a determination has been made in the specific case that indemnification is appropriate and in the best interests of the Corporation, in contravention of Section 145 of the General Corporation Law, which expressly authorizes indemnification under such circumstances.

The qualifying language in the Proposal that it is "to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws," rather than "saving" the Proposal actually renders the Proposal a nullity since, as noted above, the requested action of the Board of Directors "to minimize the indemnification of directors" is <u>not</u> permissible under Delaware law.

<u>The Proposal Violates Section 141(a) of the General Corporation Law.</u>

To the extent the Proposal would remove from the Board the ability to determine whether to provide indemnification to Corporation directors as authorized by Section 145 of the General Corporation Law, it also violates Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides:

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[2] Delaware law has since been amended to expressly permit bylaws mandating reimbursement of stockholders proxy expenses under certain circumstances. *See* 8 *Del. C.* § 113.

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 *Del. C.* § 141(a). Significantly, if there is to be any variation from the mandate of 8 *Del. C.* § 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." *See, e.g., Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966). The Certificate does not provide for management of the Corporation by persons other than directors, and the phrase "except as otherwise provided in this chapter" does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law.[3] Thus, the Board possesses the full power and authority to manage the business and affairs of the Corporation. *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984); *see also In re CNX Gas Corp. S'holders Litig.*, 2010 WL 2705147, at *10 (Del. Ch. July 5, 2010) ("the premise of board-centrism animates the General Corporation Law"); *McMullin v. Beran*, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 *Del. C.* § 141(a)); *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). The board's power and authority to manage the business and affairs of the Corporation includes the determination of whether to provide indemnification to its officers and directors. *See, e.g., Majkowski v. Am. Imaging Mgmt. Servs., LLC*, 913 A.2d 572, 580 (Del. Ch. 2006).

[3] The Proposal does not expressly seek the adoption of a provision in the Certificate limiting the Corporation's power to grant indemnification. Even if the Proposal could be read to request such an amendment to the Certificate, a provision in the Certificate that denied the Corporation the power to indemnify its directors would be invalid under Delaware law. Section 102(b)(1) of the General Corporation law permits a certificate of incorporation to limit the powers of a corporation unless such limitation would violate the laws of Delaware. 8 *Del. C.* § 102(b)(1). Thus, a certificate of incorporation cannot impose a limitation that violates a Delaware statute or public policy under Delaware common law. *See, e.g., Sterling*, 93 A.2d at 118 (a charter provision may "not transgress a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself"). Section 145 of the General Corporation Law expressly provides that a corporation "shall have the power" to grant indemnification to its directors. Because this language clearly mandates that a corporation must be afforded the power to grant indemnification to its directors, it cannot be eliminated by a provision of the certificate of incorporation. In addition, Delaware has a strong public policy in favor of assuring key corporate personnel that the corporation will bear the risks resulting from performance of their duties. *Perconti v. Thornton Oil Corp.*, 2002 WL 982419, at *3 (Del. Ch. May 3, 2002). Delaware's policy which favors broad indemnification supports the conclusion that a provision of the certificate of incorporation cannot eliminate a corporation's statutory power to indemnify its directors.

In addition, the Corporation's Board cannot adopt an internal governance policy, whether though an amendment to the bylaws or other Board action, that prevents the Board in the future from exercising its managerial power and concomitant fiduciary duty to grant indemnification. The Delaware courts have held that a board cannot unilaterally adopt an internal governance provision that limits a future board's ability to take actions they believe will advance the corporation's best interests. *CA, Inc.*, 953 A.2d at 239-40. For example, in *CA, Inc.*, the Delaware Supreme Court held that a proposed stockholder adopted bylaw that mandated that the board of directors reimburse a stockholder for its expenses in running a proxy contest to elect a minority of the members of the board of directors would violate Delaware law because it mandated reimbursement of proxy expenses even in circumstances where a proper application of fiduciary principles would preclude doing so. *Id.* Thus, a corporation's board or its stockholders may not bind future directors on matters involving the management of the company. *Id.*; *see also Quickturn Design Sys., Inc.*, 721 A.2d at 1281 (invalidating a provision, that under certain circumstances, would have prevented newly-elected directors from redeeming a rights plan for a six-month period); *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956) (invalidating a provision in an agreement that required the directors to act as directed by an arbitrator in certain circumstances where the board was deadlocked), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957).

The Proposal requests the adoption of an amendment to the bylaws and supporting policy changes that would eliminate the power of current and future directors of the Corporation to indemnify the Corporation's directors even in situations where the directors believe such indemnification is in the best interests of the Corporation.[4] Providing indemnification to its directors is an important management tool for the Corporation's Board. The Corporation's Board may decide to provide indemnification to a director who meets the requisite standard of conduct for various reasons including obtaining a director's cooperation with the Corporation in connection with a proceeding, encouraging capable directors to serve on the Corporation Board, or supporting a director who has taken actions in the good faith belief that they were in the best interests of the Corporation and not unlawful. To the extent the Proposal purports to prevent the Corporation's current or future Board from awarding indemnification to directors in specific instances when the requisite standard of conduct has been

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[4] The Proposal extends far beyond any bylaw or policy sanctioned by the Delaware courts. The most restrictive bylaw upheld by the Delaware courts in the indemnification context was in *Frantz Manufacturing Co. v. EAC Industries*. In that case, the bylaw amendment at issue required directors to obtain stockholder approval before providing indemnification to its directors, officers and employees. 501 A.2d 401 (Del. 1985). The Delaware Supreme Court upheld the bylaw amendment without providing any analysis. Based on the reasoning in the more recent *CA* case, however, it is unlikely that this bylaw amendment would be upheld if challenged today. Even if it would be upheld, however, the *Frantz* bylaw amendment differs from the Proposal because the *Frantz* bylaw amendment permits indemnification with the approval of the stockholders, while the Proposal prohibits director indemnification even if approved by stockholders that is not mandated by Delaware law.

met and it is otherwise in the Corporation's best interests to grant indemnification, the Proposal is inconsistent with Section 141(a).

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders, would not be valid under the General Corporation Law and therefore is not a proper subject for stockholder action.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/JJV